SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/11/17


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
668,446

8. SHARED VOTING POWER
596,125

9. SOLE DISPOSITIVE POWER
668,446
_______________________________________________________

10. SHARED DISPOSITIVE POWER
596,125


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,264,571 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

13.51%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
668,446

8. SHARED VOTING POWER
596,125

9. SOLE DISPOSITIVE POWER
668,446
_______________________________________________________

10. SHARED DISPOSITIVE POWER
596,125


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,264,571 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

13.51%


14. TYPE OF REPORTING PERSON

IN

__________________________________________________________

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
668,446

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
668,446
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
668,446 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.14%

14. TYPE OF REPORTING PERSON

IC
___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
668,446

8. SHARED VOTING POWER
596,125

9. SOLE DISPOSITIVE POWER
668,446
_______________________________________________________

10. SHARED DISPOSITIVE POWER
596,125


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,264,571 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

13.51%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
668,446

8. SHARED VOTING POWER
596,125

9. SOLE DISPOSITIVE POWER
668,446
_______________________________________________________

10. SHARED DISPOSITIVE POWER
596,125


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,264,571 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

13.51%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Aberdeen Chile Fund ("CH" or the "Issuer").

The principal executive offices of CH are located at

ABERDEEN ASSET MANAGEMENT INC.
1735 MARKET STREET - 32ND FLOOR
PHILADELPHIA PA 19103


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe the stock is undervalued and may communicate with management regarding measures to enhance shareholder value.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on March 10,2017, there were 9,357,690 shares of common stock outstanding as of December 31, 2016. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of August 11, 2017, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,264,571 shares of CH (representing 13.51% of CH's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,264,571 shares of CH include 668,446 shares (representing 7.14% of CH's outstanding shares) that are beneficially owned by Mr. Goldstein, Mr. Samuels, and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity
Partners, LP (collectively,"Bulldog Investors Group of Funds"). All other shares included in the aforementioned 1,264,571 shares of CH beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 596,125 shares (representing 6.37% of CH's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 668,446 shares. Bulldog Investors, LLC has shared power to dispose of and vote 596,125 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of CH's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of CH were bought:

Date:		        Shares:		Price:
06/15/17		13,452		7.1430
06/19/17		12,501		7.1477
06/20/17		8,401		7.1360
06/26/17		2,200		7.1155
06/27/17		785		7.1000
07/05/17		1,820		7.1332
07/06/17		2,201		7.1200
07/07/17		13,226		7.1631
07/10/17		1,260		7.2000
07/11/17		7,200		7.2060
07/12/17		1,200		7.2300
07/13/17		9,900		7.2856
07/14/17		7,681		7.3078
07/17/17		10,712		7.3500
07/18/17		1,878		7.3512
07/20/17		9,279		7.3902
07/24/17		300		7.4067
07/25/17		6,219		7.4965
07/26/17		3,760		7.5141
07/27/17		11,500		7.5890
07/28/17		100		7.5400
07/31/17		323		7.5700
08/01/17		15,300		7.6423
08/04/17		142		7.6000
08/07/17		7,200		7.6530
08/09/17		2,600		7.7027
08/10/17		15,000		7.7000
08/11/17		332,028		7.6000

During the past 60 days the following shares of CH were Sold:

Date:		        Shares:		Price:
06/14/17		(11,376)	7.2338



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/14/2017

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.



Exhibit 1:

Agreement to Make Joint Filing

	Agreement made as of the 14th day of August, 2017, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Aberdeen Chile Fund (CH), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of CH;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member